EXHIBIT 99.1

GSI LUMONICS INC.
CONSOLIDATED BALANCE SHEETS (unaudited)
(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	June 27,	December 31,
	2003	2002

ASSETS
Current
Cash and cash equivalents (note 8)	$85,750	$83,532
Short-term investments (note 8)	33,066	28,890
Accounts receivable, less allowance of $2,998 (December 31, 2002 — $2,681)	42,250	33,793
Income taxes receivable	9,807	8,431
Inventories (note 3)	40,708	39,671
Future tax assets	10,359	9,763
Other current assets	6,201	4,969

Total current assets	228,141	209,049
Property, plant and equipment, net of accumulated depreciation of $51,312 (December 31,2002 — $51,372)	33,388	27,306
Future tax assets	6,465	7,443
Other assets	8,879	3,360
Long-term investments (note 8)	3,758	37,303
Intangible assets, net of amortization of $8,429 (December 31, 2002 — $7,798) (note 3)	10,382	8,042

	$291,013	$292,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$12,739	$9,235
Accrued compensation and benefits	7,822	6,523
Other accrued expenses (note 3)	15,564	20,845

Total current liabilities	36,125	36,603
Deferred compensation	2,119	2,129

Total liabilities	38,244	38,732
Commitments and contingencies (note 10)
Stockholders’ equity (note 6)
Common shares, no par value; Authorized shares:
unlimited; Issued and outstanding: 40,808,484 (December 31, 2002 — 40,785,922)	237,517	237,403
Contributed surplus	1,433	1,433
Retained earnings	4,839	8,286
Accumulated foreign currency translation adjustment	8,980	6,649

Total stockholders’ equity	252,769	253,771

	$291,013	$292,503

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	Three months ended		Six months ended

	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002

Sales	$44,682	$39,664	$85,801	$76,552
Cost of goods sold	29,043	27,461	55,422	52,076

Gross profit	15,639	12,203	30,379	24,476
Operating expenses:
Research and development	3,772	5,044	7,157	10,874
Selling, general and administrative	13,082	15,255	24,973	28,914
Amortization of purchased intangibles	352	436	614	707
Restructuring	1,559	1,407	2,187	4,152
Other	485	—	841	—

Total operating expenses	19,250	22,142	35,772	44,647

Loss from operations	(3,611)	(9,939)	(5,393)	(20,171)
Other income (expense)	64	(203)	64	(203)
Interest income	687	554	1,328	1,199
Interest expense	(95)	(213)	(150)	(353)
Foreign exchange transaction gains (losses)	287	(1,268)	704	(884)

Loss before income taxes	(2,668)	(11,069)	(3,447)	(20,412)
Income tax benefit	—	(396)	—	(3,663)

Net loss	$(2,668)	$(10,673)	$(3,447)	$(16,749)

Net loss per common share:
Basic	$(0.07)	$(0.26)	$(0.08)	$(0.41)
Diluted	$(0.07)	$(0.26)	$(0.08)	$(0.41)
Weighted average common shares outstanding (000’s)	40,797	40,638	40,793	40,615
Weighted average common shares outstanding and dilutive potential common shares (000’s)	40,797	40,638	40,793	40,615

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)
(Canadian GAAP and in thousands of U.S. dollars)

	Six months ended

	June 27,	June 28,
	2003	2002

Retained earnings, beginning of period	$8,286	$35,747
Net loss	(3,447)	(16,749)

Retained earnings, end of period	$4,839	$18,998

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(Canadian GAAP and in thousands of U.S. dollars)

	Three months ended		Six months ended

	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002

Cash flows from operating activities:
Net loss	$(2,668)	$(10,673)	$(3,447)	$(16,749)
Adjustments to reconcile net loss to cash used in operating activities:
Reduction of long-lived assets	—	800	—	1,130
Loss on disposal of assets	421	—	421	62
Depreciation and amortization	1,499	2,149	3,154	4,012
Unrealized loss (gain) on derivatives	(491)		13
Future income taxes	—	2,757	—	2,899
Changes in current assets and liabilities:
Accounts receivable	(139)	(729)	(4,740)	8,876
Inventories	1,781	(180)	4,614	1,445
Other current assets	(1,771)	133	(693)	558
Accounts payable, accrued expenses, and taxes (receivable) payable	2,367	11,676	815	5,586

Cash provided by operating activities	999	5,933	137	7,819

Cash flows from investing activities:
Acquisitions of businesses	(9,553)	—	(9,553)	—
Purchase of leased buildings	(18,925)	—	(18,925)	—
Sale of assets	847	—	847	—
Other additions to property, plant and equipment, net	(306)	(1,365)	(904)	(1,987)
Maturities of short-term and long-term investments	101,184	19,806	142,328	58,874
Purchases of short-term and long-term investments	(86,123)	(26,482)	(112,404)	(78,345)
Decrease in other assets	107	477	149	2,075

Cash provided by (used in) investing activities	(12,769)	(7,564)	1,538	(19,383)

Cash flows from financing activities:
Proceeds (payments) of bank indebtedness	—	(151)	—	2,817
Issue of share capital	106	499	114	720

Cash provided by financing activities	106	348	114	3,537

Effect of exchange rates on cash and cash equivalents	(51)	555	429	555

Increase (decrease) in cash and cash equivalents	(11,715)	(728)	2,218	(7,472)
Cash and cash equivalents, beginning of period	97,465	96,215	83,532	102,959

Cash and cash equivalents, end of period	$85,750	$95,487	$85,750	$95,487

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
As of June 27, 2003
(Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1. Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and in accordance with the accounting policies and methods of application in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals, consisting only of adjustments and accruals of a normal recurring nature, which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Canadian Consolidated Financial Statements for the year ended December 31, 2002. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-Q for the three and six months ended June 27, 2003, prepared in accordance with United States generally accepted accounting principles. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

As indicated in note 8, effective January 1, 2003, the Company has removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

Comparative Amounts

Certain prior year amounts have been reclassified to conform to the current year presentation in the financial statements for the quarter and six-months ended June 27, 2003. These reclassifications had no effect on the previously reported results of operations or financial position.

2. Acquisitions

On May 2, 2003, the Company acquired the principal assets of the Encoder division of Dynamics Research Corporation (DRC), located in Wilmington, Massachusetts. The purchase price of $3.1 million, subject to final adjustment, was comprised of $3.0 million in cash and $0.1 million in costs of the acquisition. The purchase price allocation is not yet final, as the Company is negotiating with DRC on the final balance sheet that was provided to the Company as of the closing date. The purchase price, which is subject to final adjustment, is allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition. The estimated excess of the purchase price over the fair value of net identifiable tangible assets acquired (approximately $1.1 million) is recorded as acquired technology to be amortized over its estimated useful life of 4 years. There was no goodwill associated with this acquisition. There were no purchased research and development costs in process with this acquisition, therefore no amounts were written off to results of operations. The Company’s consolidated results of operations have included the Encoder division activity as of the closing date of May 2, 2003. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the Company. The addition of the Encoder division assets represents the addition of technology and products that expand the Company’s offering of precision motion control components. The integration of the Encoder division into the Company’s Components Group in Billerica, Massachusetts is currently scheduled for completion by the end of August 2003.

The acquisition of the principal assets of Spectron Laser Systems, a subsidiary of Lumenis Ltd (Spectron), located in Rugby, United Kingdom was closed on May 7, 2003. The purchase price of approximately $6.5 million, subject to final adjustment, was comprised of $5.8 million in cash and $0.7 million in estimated costs of the acquisition. The purchase price allocation is not yet final, as the Company is negotiating with Spectron on the final balance sheet that was provided to the Company as of the closing date. The purchase price, which is subject to final adjustment, is allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition. The estimated excess of the purchase price over the fair value of net identifiable tangible assets acquired (approximately $1.8 million) is recorded as acquired technology to be amortized over its estimated useful life of five years. There was no goodwill associated with this acquisition. There were no purchased research and development costs in process with this acquisition, therefore no amounts were written off to results of operations. The results of operations from the Spectron acquisition are included in the Company’s consolidated results of operations from the closing date of May 7, 2003. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the Company. This acquisition adds both diode pumped laser solid state (DPSS) technology and products to the Company’s marketplace offerings, as well as expanded product lines in both lamp pumped (LPSS) and CO(2)-based technologies. The lasers are primarily used in material processing applications such as marking, cutting plastic and diamonds, silicon machining and micro-welding. They will complement the Company’s product lines by expanding applications in the 7W to 100W range. The integration of this acquisition into the Company’s Laser Group in Rugby, United Kingdom is scheduled for completion by the end of August 2003.

Both of these acquisitions were consistent with the Company’s stated strategy to acquire new technologies and expand into new products complementary with its existing markets.

3. Supplementary Balance Sheet Information

The following tables provide details of selected balance sheet accounts.

Inventories

	June 27, 2003	December 31, 2002

Raw materials	$15,533	$16,380
Work-in-process	10,034	7,468
Finished goods	11,464	11,114
Demo inventory	3,677	4,709

Total inventories	$40,708	$39,671

Intangible Assets

	June 27, 2003		December 31, 2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Patents and acquired technology	$13,988	$(3,606)	$11,017	$(2,975)
Other intangible assets	4,823	(4,823)	4,823	(4,823)

Total cost	18,811	$(8,429)	15,840	$(7,798)

Accumulated amortization	(8,429)		(7,798)

Net intangible assets	$10,382		$8,042

Other Accrued Expenses

	June 27,	December 31,
	2003	2002

Accrued warranty	$3,354	$3,383
Deferred revenue	2,909	3,404
Accrued restructuring (note 8)	1,783	8,790
Other	7,518	5,268

Total	$15,564	$20,845

Accrued Warranty

	For the	For the
	Three Months	Six Months
	Ended	Ended
	June 27, 2003	June 27, 2003

Balance at the beginning of the period	$3,342	$3,383
Charged to costs of goods sold	888	1,743
Warranty accrual established as part of acquisitions	417	417
Use of provision	(1,361)	(2,219)
Foreign currency exchange rate changes	68	30

Balance at the end of the period	$3,354	$3,354

4. New Accounting Pronouncements

Disclosure of Guarantees

Effective January 1, 2003 the Company adopted CICA AcG-14 Disclosure of Guarantees. The accounting guideline will significantly change current practice in the disclosure of guarantees. The guideline requires a guarantor to make significant new disclosures for virtually all guarantees even if the likelihood of the guarantor’s having to make payments under the guarantee is remote. See note 10 to the consolidated financial statements, for additional information about guarantees.

Accounting for Severance and Termination Benefits

Effective January 1, 2003 the Company adopted EIC 134 Accounting for Severance and Termination Benefits. This Abstract addresses the different accounting treatments of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. This Abstract provides interpretive guidance to harmonize the accounting requirements for termination benefits in CICA 3461 with FAS 146. In the first and second quarters of 2003, the Company followed the accounting methods prescribed in EIC 134 in accounting for its restructuring activities in Europe, see note 9 for additional detail.

Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

Effective January 1, 2003 the Company adopted EIC 135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). EIC-135 addresses the accounting for costs associated with exit and disposal activities, other than termination benefits. This abstract is intended to harmonize Canadian GAAP with FAS 146. In the first quarter of 2003, the Company followed the accounting methods prescribed in EIC 135 in accounting for its restructuring activities in Europe, see note 9 for additional detail.

5. Bank Indebtedness

At June 27, 2003, the Company had a line of credit denominated in U.S. dollars with Fleet National Bank (Fleet) and a letter of credit in United Kingdom pounds with NatWest for a total amount of available credit of U.S.$4.1 million versus U.S.$12.1 million at December 31, 2002. The Company’s previous agreement with Fleet that provided for an $8.0 million line of credit expired and was renewed for $4.0 million. NatWest provides a $0.1 million bank guarantee for a letter of credit used for VAT purposes in the United Kingdom. Marketable securities totaling $5.0 million at June 27, 2003 have been pledged as collateral for the Fleet credit facility under security agreements. In addition to the customary representations, warranties and reporting covenants, the borrowings under the Fleet credit facility require the Company to maintain a quarterly minimum tangible net worth of $200.0 million. At June 27, 2003, the Company had $4.0 million denominated in U.S. dollars available for general purposes under the credit facility with Fleet discussed above. Of the available amount, $3.8 million was in use at June 27, 2003 consisting of funds committed at Fleet for use in foreign exchange transactions. Though the Fleet amount of $3.8 million is committed for support of foreign currency hedging contracts and not available, it is not considered used for the purpose of calculating interest payments. The Fleet line of credit is due on demand and bears interest based on either prime or LIBOR depending on the borrowing notification period. The line of credit with Fleet expires on June 27, 2004.

At December 31, 2002, the Company had a line of credit with Canadian Imperial Bank of Commerce (CIBC) denominated in Canadian dollars for approximately U.S. $4.0 million. This $4.0 million line of credit with CIBC was reviewed by the Company and a decision to cancel the line of credit was conveyed to CIBC prior to December 31, 2002. By giving CIBC appropriate advance notice, the Company initiated its right to cancel the line of credit at any time at no cost, excluding breakage fees relating to the used and outstanding amounts under fixed loan instruments, which we do not expect to be material. The $4.0 million line of credit with CIBC was reduced by the end of the first quarter in 2003 to two letters of credit totaling $0.4 million, which were used to support the Company’s payroll and credit card programs. These two letters of credit were cancelled in the second quarter of 2003, thereby eliminating the CIBC line of credit.

6. Stockholders’ Equity

Capital Stock

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During the six months ended June 27, 2003, 22,562 common shares were issued pursuant to stock options exercised for proceeds of approximately $0.1 million.

Net loss per common share

Basic net loss per common share was computed by dividing net loss by the weighted-average number of common shares outstanding during the period. For diluted net loss per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net loss for the three months and six months ended June 27, 2003 and June 28, 2002, the effect of converting options and warrants was anti-dilutive.

Common and common share equivalent disclosures are:

	Three months ended		Six months ended

	June 27,	June 28,	June 27,	June 28,
(in thousands)	2003	2002	2003	2002

Weighted average common shares outstanding	40,797	40,638	40,793	40,615
Dilutive potential common shares	—	—	—	—

Diluted common shares	40,797	40,638	40,793	40,615

At June 27, 2003, the Company had options and warrants outstanding entitling holders to up to 3,532,836 and 51,186 common shares, respectively.

Pro Forma Stock Based Compensation

Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company’s net loss and loss per share would have been increased to the pro forma amounts below.

	Three months ended		Six months ended

	June 27,	June 28,	June 27,
	2003	2002	2003	June 28, 2002

Net loss:
As reported	$(2,668)	$(10,673)	$(3,447)	$(16,749)
Pro forma	$(3,278)	$(11,624)	$(4,720)	$(18,858)
Basic net loss per share:
As reported	$(0.07)	$(0.26)	$(0.08)	$(0.41)
Pro forma	$(0.08)	$(0.29)	$(0.12)	$(0.46)
Diluted loss per share:
As reported	$(0.07)	$(0.26)	$(0.08)	$(0.41)
Pro forma	$(0.08)	$(0.29)	$(0.12)	$(0.46)

The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	June 27,	June 28,
	2003	2002

Risk-free interest rate	1.92%	2.33%
Expected dividend yield	—	—
Expected lives upon vesting	1.0 years	1.0 years
Expected volatility	62%	70%

7. Related Party Transactions

The Company recorded sales revenue from Sumitomo Heavy Industries Ltd., a significant shareholder, of $2.3 million in the six months ended June 27, 2003 and $0.5 million in the six months ended June 28, 2002 at amounts and terms approximately equivalent to third-party transactions. Receivables from Sumitomo Heavy Industries Ltd.of $0.5 million and $0.5 million as at June 27, 2003 and December 31, 2002, respectively, are included in accounts receivable on the balance sheet.

The Company has an agreement with V2Air LLC relating to the use of the LLC aircraft for Company purposes. The Company’s President and Chief Executive Officer, Charles D. Winston owns V2Air LLC. Pursuant to the terms of the agreement, the Company is required to reimburse V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the three months ended June 27, 2003 and June 28, 2002, the Company reimbursed V2Air LLC $27 thousand and $64 thousand, respectively, under the terms of the agreement. During the six months ended June 27, 2003, the Company reimbursed V2Air LLC $63 thousand under the terms of the agreement compared to $98 thousand for the six months ended June 28, 2002.

In January of 2001, the Company made an investment of $2.0 million in a technology fund managed by OpNet Partners, L.P. During 2002, the Company received a cash distribution (return of capital) from OpNet Partners in the amount of $1.4 million. In the second quarter of 2002, the Company wrote-down the investment by $0.2 million to its estimated fair market value and wrote-off the remainder of the investment of $0.4 million in the fourth quarter of 2002. Richard B. Black, a member of the Company’s Board of Directors, is a General Partner of OpNet Partners, L.P.

On April 26, 2002, the Company entered into an agreement with Photoniko, Inc, a private photonics company in which one of the Company’s directors, Richard B. Black, was a director and stock option holder. As of August 16, 2002, Mr. Black was no longer a director or stock option holder of Photoniko, Inc. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75 thousand to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate potential strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan was to be repaid in full to the Company no later than August 28, 2002, but still remains outstanding. The Company has provided a full reserve for this receivable.

8.     Financial Instruments

Cash Equivalents, Short-term and Long-term Investments

At June 27, 2003, the Company had $69.6 million invested in cash equivalents denominated in U.S. dollars and Japanese yen with maturity dates between June 30, 2003 and August 7, 2003. At December 31, 2002, the Company had $53.2 million invested in cash equivalents denominated in U.S. dollars with average maturity dates between January 2, 2003 and March 24, 2003. Cash equivalents, stated at amortized cost, approximate fair value.

At June 27, 2003, the Company had $33.1 million in short-term investments and $3.1 million in long-term investments invested in U.S. dollars with maturity dates between July 10, 2003 and November 23, 2004. At December 31, 2002 the Company had $28.9 million in short-term investments and $37.3 million in long-term investments invested in U.S. dollars with maturity dates between January 6, 2003 and November 23, 2004. As discussed in note 5 to the financial statements, $5.0 million of short-term investments are pledged as collateral for the Fleet credit facility at June 27, 2003. Also, included in long-term investments is a minority equity investment of a private United Kingdom company valued at $0.6 million that was purchased as part of the assets in the Spectron acquisition.

Derivative financial instruments

Effective January 1, 2003, the Company removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

At June 27, 2003, the Company had four foreign exchange forward contracts to purchase $7.0 million U.S. dollars in exchange for yen with an aggregate fair value of loss of $13 thousand recorded in the statement of operations as foreign exchange transaction losses. Also, the Company had one currency swap with a notional value of $8.7 million U.S. dollars in exchange for yen with an aggregate fair value loss of $0.2 million after-tax.

At December 31, 2002, the Company had eleven foreign exchange forward contracts to purchase $16.9 million U.S. dollars, of which $10.5 million is in exchange for yen and $6.4 million is in exchange for euros. The Company also had one currency swap contract fair valued at $8.7 million U.S. dollars in exchange for yen. All contracts have an aggregate fair value loss of $0.5 million after-tax and mature at various dates in 2003.

9.     Restructuring and Other

From 2000 through 2002, the Company faced a 57% decline in revenues and responded by streamlining operations to reduce fixed costs.

Restructuring Charges

2000

During fiscal 2000, the Company took total restructuring charges of $14.5 million, $12.5 million of which resulted from the Company’s decision to exit the high powered laser product line that was produced in its Rugby, United Kingdom facility. The $12.5 million charge consisted of $1.0 million to accrue employee severance for approximately 50 employees; $3.8 million for reduction and elimination of the Company’s United Kingdom operation and worldwide distribution system related to high power laser systems; and $7.7 million for excess capacity at three leased facilities in the United States and Germany where high power laser systems operations were conducted. The provisions for lease costs at our Livonia and Farmington Hills, Michigan facilities and in Germany related primarily to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. Additionally, for our Farmington Hills, Michigan and Maple Grove, Minnesota facilities, we accrued an anticipated loss on our contractual obligations to guarantee the value of the buildings. This charge was estimated as the excess of our cost to purchase the buildings over their estimated fair market value. The

Company also recorded a non-cash write-down of land and building in the United Kingdom of $2.0 million, based on market assessments at to the net realizable value of the facility. In addition, the Company recorded in cost of goods sold a reserve of $8.5 million for raw materials, work-in-process, equipment, parts and demo equipment inventory that related to the high power laser product line in its Rugby, United Kingdom facility and other locations that supported this product line.

Also during fiscal 2000, the Company reversed a provision of $5.0 million originally recorded at the time of the 1999 merger of General Scanning, Inc. and Lumonics Inc. At the time the $5.0 million provision was recorded, the Company intended to close its Rugby, United Kingdom facility and transfer those manufacturing activities to its Kanata, Ontario facility. As plans evolved, the Company realized that it would cost too much to move the manufacturing and decided to not go through with its original plan. Thus, the Company reversed the $5.0 million that had initially been recorded for this proposed restructuring.

Cumulative cash draw-downs of $12.0 million, a reversal of $0.5 million recorded in the fourth quarter of 2001 for anticipated restructuring costs that will not be incurred and a non-cash draw-down of $2.0 million have been applied against the total fiscal 2000 provision of $14.5 million, no remaining balance at June 27, 2003. All actions relating to the 2000 restructuring charge have been completed. During June 2003, the Company used the $6.0 million accrual remaining at December 31, 2002 to offset the loss on the market value associated with the purchase of the Farmington Hills, Michigan and the Maple Grove, Minnesota facilities that had been leased through June 2003. The properties were purchased for $18.9 million, but had an estimated market value of $12.5 million. There were additional restructuring losses taken on this transaction to approximate the market value of the facilities in 2002 ($0.1 million) and 2003 ($0.3 million), as noted below. The Farmington Hills, Michigan facility is being used and is included in property, plant and equipment for $6.1 million at June 27, 2003 and the Maple Grove, Minnesota facility is held for sale and is included in other assets for $6.4 million at June 27, 2003.

2001

In the fourth quarter of fiscal 2001, to further reduce capacity in response to declining sales, the Company determined that most of the remaining functions located in its Farmington Hills, Michigan facility should be integrated with its Wilmington, Massachusetts facility and that its Oxnard, California facility should be closed. In addition, the Company determined to integrate its Bedford, Massachusetts facility with its Billerica, Massachusetts manufacturing facility. The Company took total restructuring charges of $3.4 million. The $3.4 million charge consisted of $0.9 million to accrue employee severance for approximately 35 employees at the Farmington Hills, Michigan and Oxnard, California locations; $1.8 million for excess capacity at five leased locations in the United States, Canada and Germany; and $0.7 million write-down of leasehold improvements and certain equipment associated with the exiting of leased facilities located in Bedford, Massachusetts. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The expected effects of the restructuring were to better align our ongoing expenses and cash flows in light of reduced sales.

Cumulative cash draw-downs of approximately $2.5 million and non-cash draw-downs of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $0.2 million as at June 27, 2003. The restructuring is complete, except for costs that are expected to be paid on the leased facilities in Munich, Germany (lease expiration January 2013) and Nepean, Ontario (lease expiration January 2006).

2002

Two major restructuring plans were initiated in 2002, as the Company continued to adapt to a lower level of sales. In the first quarter of 2002, the Company made a determination to reduce fixed costs by transferring manufacturing operations at its Kanata, Ontario facility to other manufacturing facilities. Associated with this decision, the Company incurred restructuring costs in the first, second, and fourth quarters of 2002. At this time, the Company believes that all costs associated with the closure of this facility have been recorded, as noted below.

During the first quarter of 2002, the Company consolidated its electronics systems business from its facility in Kanata, Ontario into the Company’s existing systems manufacturing facility in Wilmington, Massachusetts and transferred its laser business from the Company’s Kanata, Ontario facility to its existing facility in Rugby, United

Kingdom. In addition, the Company closed its Kanata, Ontario facility. The Company took a total restructuring charge of $2.7 million related to these activities in the first quarter of 2002. The $2.7 million charge consisted of $2.2 million to accrue employee severance and benefits for approximately 90 employees; $0.3 million for the write-off of furniture, equipment and system software; and $0.2 million for plant closure and other related costs. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligations of $0.3 million, a write-down of land and building in Kanata, Ontario and Rugby, United Kingdom of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills, Michigan and Oxnard, California locations. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The write-downs of the building brings the properties offered for sale in line with market values and the recording of these write-downs has no effect on cash.

The second major restructuring plan in 2002 related to our refocusing of the Company’s Nepean, Ontario operations on its custom optics business as a result of the telecom industry’s severe downturn. The Company’s executive team approved a plan to reduce capacity at its Nepean, Ontario facility and the Company recorded a pre-tax restructuring charge of $2.3 million in the fourth quarter of 2002 which included $0.6 million to accrue employee severance and benefits for approximately 41 employees. The Company also wrote-off approximately $0.2 million of excess fixed assets and wrote-down one of the Nepean, Ontario buildings by $0.2 million to its estimated fair market value. Additionally, the Company continued to evaluate accruals made in prior restructurings and we recorded charges of approximately $0.8 million for an adjustment to earlier provisions for leased facilities in the United States and Germany. Specifically, the $0.8 million in adjustments in the fourth quarter of 2002 related to earlier provisions for the leased facilities in Munich, Germany, Maple Grove, Minnesota and Farmington Hills, Michigan. We had originally estimated our restructuring reserve of $0.5 million based upon the assumption that we would have subleased the Munich, Germany facility in 2003. We had received information from a real estate broker that the commercial office market in Munich, Germany had softened and that we would not recover our full lease rate when we finally sublease the building. As such we recorded an additional provision of $0.5 million to cover a longer anticipated time required to sublease the space and to reflect the likelihood of subleasing at less than our existing lease rates. For the Maple Grove, Minnesota facility, we had subleased the entire building through January 2003. We had anticipated that we would find a buyer for this building by January 2003 and exercise our option to purchase the building and not have to pay the remaining lease costs. As this did not happen, we accrued the contractual lease costs through the end of the lease in June 2003, which are $0.2 million. Similarly for the Farmington Hills, Michigan facility, we had anticipated selling the building sooner, but as this did not occur by the end of 2002, we accrued the costs for the unused space through the end of the lease in June 2003, which are $0.1 million. The Company also took a further write-down of $0.3 million on the buildings in Kanata, Ontario and Rugby, United Kingdom and a $0.1 million write-off for fixed assets in Kanata, Ontario and a $0.1 million for the Maple Grove, Minnesota and Farmington Hills, Michigan facilities.

At December 31, 2002, the net book value of two facilities, one in Kanata, Ontario and the other in Nepean, Ontario, were classified as held for sale and included in other assets. The Nepean, Ontario facility was sold in the second quarter of 2003. The Company has entered into an agreement to sell the Kanata, Ontario and is expected to close on this agreement during the third quarter of 2003. Because the estimated selling price for the Kanata facility was less than the net book value, the Company took an additional restructuring charge of $0.1 million in the second quarter of 2003. This facility remains in other assets at June 27, 2003.

Cumulative cash draw-downs of approximately $3.9 million and non-cash draw-downs of $1.8 million have been applied against the provisions taken in 2002, resulting in a remaining provision balance of $0.7 million at June 27, 2003. For severance related costs associated with these two restructuring actions, the actions are complete and the Company does not anticipate taking additional restructuring charges and expects to finalize payment in 2003. The Company will continue to evaluate the fair value of the buildings and fixed assets that were written down. The restructuring accrual is expected to be completely utilized during January 2013 at the end of the lease term for the Munich, Germany facility. The Company estimated the restructuring charge for the Munich, Germany facility based on contractual payments required on the lease for the unused space, less what is expected to be received for subleasing. Because this is a long-term lease that extends until 2013, the Company will draw-down the amount accrued over the life of the lease. Future sublease market conditions may require the Company to make further adjustments to this restructuring reserve.

2003

To align the distribution and service groups with our business segments, in the first quarter of 2003 the Company commenced a restructuring plan that is expected to significantly reduce these operations around the world and to consolidate these functions at the Company’s manufacturing facilities. As part of this plan, the Company provided for severance and termination benefits of approximately $0.6 million for 22 employees in Germany, France, Italy and Belgium in the first quarter of 2003. Under the new rules for accounting for restructurings required by EIC 134, if an employee continues to work for anything beyond a minimum period of time after their notification, then their termination benefits are to be accrued over the period that they continue to work. During the second quarter of 2003, the Company took additional restructuring charges of $0.4 million for the severance and termination benefits associated with the restructuring actions taken in the first quarter, as a result of employees working beyond a minimum period as required by EIC 134.

As a continuation of the restructuring plan initiated in the first quarter of 2003 to reduce our distribution and service groups, during the second quarter of 2003 the Company further reduced its European operations, including terminating an additional 10 employees in Europe and closing its Paris, France office. Also, the Company closed its office in Hong Kong and terminated 7 employees from that location. Additionally, the Company terminated 8 employees in other offices in Asia Pacific. Associated with these actions taken in the second quarter of 2003, the Company recorded restructuring charges of $0.8 million consisting of severance and termination benefits of $0.6 million and lease and contract termination charges of $0.2 million.

As the Company has retained certain employees to help with the transition of work beyond the minimum periods specified in EIC 134, the Company anticipates that it will accrue additional termination and severance benefits for these employees of approximately $0.2 million during the third quarter, as a result of the actions taken in the first and second quarters of 2003.

As part of its review of the restructuring actions taken in prior quarters, during the second quarter of 2003 the Company took an additional $0.3 million restructuring charge for the anticipated loss on the market value of the Farmington Hills, Michigan and Maple Grove, Minnesota facilities, on which the Company first took a restructuring charge in 2000, as noted above. Additionally, the Company took an additional charge of $0.1 million to write-down the net book value of the Kanata facility to its estimated fair market value. The Company had previously written down the Kanata facility in 2002, as noted above.

Cumulative cash draw-downs of approximately $0.9 million and non-cash draw-downs of $0.4 million have been applied against the all the provisions taken in 2003, resulting in a remaining provision balance of $0.9 million at June 27, 2003.

The following table summarizes changes in the restructuring provision included in other accrued expenses on the balance sheet.

	Severance	Facilities	Total

	(in millions)
Provision at December 31, 2002	$1.2	$7.6	$8.8
Charges during first quarter of 2003	0.6	0.0	0.6
Cash draw-downs during first quarter of 2003	(0.9)	(0.5)	(1.4)

Provision at March 28, 2003	$0.9	$7.1	$8.0
Charges during second quarter of 2003	1.0	0.6	1.6
Cash draw-downs during second quarter of 2003	(1.0)	(6.4)	(7.4)
Non-cash draw-downs during second quarter of 2003	—	(0.4)	(0.4)

Provision at June 27, 2003	$0.9	$0.9	$1.8

Other

During the first quarter of 2003, the Company recorded a reserve of approximately $0.6 million on notes receivable from a litigation settlement initially recorded in 1998. The reserve was provided because of a default on the quarterly payment due in March 2003. Additionally, the Company recorded a benefit during the first quarter of approximately $0.2 million for royalties earned on a divested product line and earned as part of a litigation settlement agreement. In the second quarter of 2003, the Company recorded a charge of approximately $0.5 million to write-down excess and unused equipment.

10.     Commitments and Contingencies

Operating Leases

The Company leased two facilities under operating lease agreements that expired in June 2003. At the end of the initial lease term, these leases required the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the property at the fair market value. The lessor may have sold the facilities to a third party but the leases provided for a residual value guarantee of the first 85% of any loss the lessor may have incurred on its $19.1 million investment in the buildings, which would have become payable by the Company upon the termination of the transaction. In June 2003, the Company exercised its option to purchase the facilities for $18.9 million. As of June 27, 2003, there is no longer a residual value guarantee in connection with these leases. The lease agreement required, among other things, the Company to maintain specified quarterly financial ratios and conditions. As of March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a Security Agreement with the Bank of Montreal (BMO) pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This item was included on the balance sheet in long-term investments at December 31, 2002 and was used to satisfy the purchase price of the buildings during June 2003.

Legal Proceedings and Disputes

As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of United States manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company’s customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company. Due to (i) the relatively small number of systems sold to any one of the Company’s customers involved in this litigation, (ii) the low probability of success by the plaintiff in securing judgment(s) against the Company’s customers and (iii) the existence of a countersuit that seeks to invalidate the patents that are the basis for the litigation, the Company does not believe that the outcome of any of these claims individually will have a material adverse effect upon the Company’s financial condition or results of operations. No assurances can be given, however, that these or similar claims, if successful and taken in the aggregate would not have a material adverse effect upon the Company’s financial condition or results of operations.

The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company’s financial conditions or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

Guarantees

In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, sale of products and operating leases.

These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in the interpretation of laws and regulations (including tax legislation) or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, this includes the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, we have not made any significant payments under such indemnifications. As at June 27, 2003, nothing has been accrued in the consolidated balance sheet with respect to these indemnification undertakings.

11.     Income Taxes

During the three and six months ended June 27, 2003, the income tax benefit was reduced as a result of increases in valuation allowances related to the Company’s geographic distribution of its operating loss carry-forwards. This includes a full valuation allowance against the Company’s Canadian future tax asset in accordance with the closure of the Kanata, Ontario facility described in note 9. It is expected that operations and income in Canada in the foreseeable future will not be sufficient to offset existing loss carryforwards. Our ability to recover future tax assets of $16.8 million at June 27, 2003 depends primarily upon the Company’s ability to generate profits in the United States and United Kingdom tax jurisdictions. If actual results differ from our plans or we do not achieve profitability, we may be required to increase the valuation allowance on our tax assets by taking a charge to the Statement of Operations, which may have a material negative result on our operations.

12.     Defined Benefit Pension Plan

The Company’s subsidiary in the United Kingdom maintains a pension plan, known as the GSI Lumonics Ltd. United Kingdom Pension Scheme Retirement Savings Plan. The plan has two components: the Final Salary Plan, which is a defined benefit plan, and the Retirement Savings Plan, which is a defined contribution plan. Effective April 1997, membership to the Final Salary Plan was closed. Benefits under this plan are based on the employees’ years of service and compensation. GSI Lumonics’ funding policy is to fund pensions and other benefits based on widely used actuarial methods as permitted by regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest and other projections. The assets of this plan consist primarily of equity and fixed income securities of United Kingdom and foreign issuers.

In December 2002, the Company notified plan participants that it no longer wanted to sponsor the final salary plan. The trustees of the plan voted to freeze the final salary plan effective May 31, 2003. Plan participants will no longer accrue benefits under the final salary plan as of this date. The Company plans to continue funding the obligation for the final salary plan as required by United Kingdom law. Once a new actuarial valuation is complete, the Company will be able to determine if there is any gain or loss associated with the curtailment, and will record it at that time. The most recent actuarial valuation was performed as of November 30, 2000.

13.     Segment Information

General Description

During the fourth quarter of 2002, the Company changed the way it manages its business to reflect a growing focus on its three core businesses: components, lasers and laser systems. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2002 year has been restated to conform to the current year’s presentation.

The Executive Committee (EC) has been identified as the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The EC evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, acquired in-process research and development, restructuring and other, gain (loss) on sale of assets and investments, interest income, interest expense and foreign exchange transaction losses. Certain corporate-level operating expenses, including corporate marketing, finance and administrative expenses, are not allocated to operating segments. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation.

GSI Lumonics operations include three reportable operating segments: the Components segment (Components); the Laser segment (Laser Group); and the Laser Systems segment (Laser Systems).

Components — The Company’s component products are designed and manufactured at our facilities in Billerica, Massachusetts, Nepean, Ontario and Moorpark, California and are sold directly, or, in some territories, through distributors, to original equipment manufacturers (OEMs). Products include optical scanners and subsystems used by OEMs for applications in materials processing, test and measurement, alignment, inspection, displays, imaging, graphics, vision, rapid prototyping and medical use such as dermatology and ophthalmology. The Components Group also manufactures printers for certain medical end products such as defibrillators, patient care monitors and cardiac pacemaker programmers, as well as film imaging subsystems for use in CAT scans and magnetic resonance imaging systems. Under the trade name, WavePrecision, we also manufacture precision optics supplied to OEM customers for applications in aerospace and semiconductor. Major markets are medical, semiconductor, electronics, light industrial and aerospace.

Laser Group — The Company designs and manufactures a wide range of lasers at our Rugby, United Kingdom facility for sale in the merchant market to end-users, OEMs and systems integrators. We also use some of these products in the Company’s own laser systems. The Laser Group also derives significant revenues from providing parts and technical support for lasers in its installed base at customer locations. These lasers are primarily used in material processing applications (cutting, welding and drilling) in light automotive, electronics, aerospace, medical and light industrial markets. The lasers are sold worldwide directly in North America and Europe, and through distributors in Japan, Asia Pacific and China. Sumitomo Heavy Industries Ltd. (a significant shareholder of the Company) is our distributor in Japan. Specifically, our pulsed and continuous wave Nd:YAG lasers are used in a variety of medical, light automotive and industrial settings.

Laser Systems — The Company’s laser systems are designed and manufactured at our Wilmington, Massachusetts facility and are sold directly, or, in some territories, through distributors, to end users, usually semiconductor integrated device manufacturers and electronic component and assembly manufacturers. The Laser Systems Group also derives significant revenues from servicing systems in its installed base at customer locations. System applications include laser repair to improve yields in the production of dynamic random access memory chips (DRAMs), permanent marking systems for silicon wafers and individual dies for traceability and quality control, circuit processing systems for linear and mixed signal devices, as well as for certain passive electronic components, and printed circuit boards (PCB) manufacturing systems for via hole drilling, solder paste inspection and component placement inspection.

Segments

Information on reportable segments is as follows:

	Three months ended		Six months ended

	June 27, 2003	June 28, 2002	June 27, 2003	June 28, 2002

Sales
Components	$17,610	$17,695	$34,265	$35,785
Laser Group	8,654	5,166	15,642	11,134
Laser Systems	19,089	17,016	36,915	29,997
Intersegment sales elimination	(671)	(213)	(1,021)	(364)

Total	$44,682	$39,664	$85,801	$76,552

Segment income (loss) from operations
Components	$3,611	$3,873	$8,466	$8,429
Laser Group	82	(2,397)	(389)	(3,093)
Laser Systems	575	(3,300)	174	(9,293)

Total by segment	4,268	(1,824)	8,251	(3,957)
Unallocated amounts:
Corporate expenses	5,483	6,272	10,002	11,355
Amortization of purchased intangibles	352	436	614	707
Restructuring	1,559	1,407	2,187	4,152
Other	485	—	841	—

Loss from operations	$(3,611)	$(9,939)	$(5,393)	$(20,171)

The EC does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets by segments is not included.

Geographic segment information

Revenues are attributed to geographic areas on the basis of the bill to customer location. Not infrequently, equipment is sold to large international companies, which may be headquartered in Asia-Pacific, but the sales of our systems are billed and shipped to locations in the United States. These sales are therefore reflected in United States totals in the table below. Long-lived assets are attributed to geographic areas in which Company assets reside.

	Three months ended

(in millions)	June 27, 2003		June 28, 2002

		% of		% of
	Sales	Total	Sales	Total

North America	$27.9	63%	$23.1	58%
Latin and South America	0.5	1	0.3	1
Europe	5.5	12	6.2	16
Japan	7.6	17	3.9	9
Asia-Pacific, other	3.2	7	6.2	16

Total	$44.7	100%	$39.7	100%

	Six months ended

(in millions)	June 27, 2003		June 28, 2002

		% of		% of
	Sales	Total	Sales	Total

North America	$48.8	57%	$48.0	63%
Latin and South America	0.7	1	0.4	1
Europe	11.0	13	12.5	16
Japan	17.1	20	6.4	8
Asia-Pacific, other	8.2	9	9.3	12

Total	$85.8	100%	$76.6	100%

	As at

	June 27, 2003	December 31, 2002

Long-lived assets:
United States	$31.2	$19.4
Canada	6.2	6.6
Europe	14.0	11.5
Japan	0.7	0.6
Asia-Pacific, other	0.1	0.1

Total	$52.2	$38.2

14.     Subsequent Events

On March 28, 2003, a registration statement was filed whereby the Company proposed its shareholders consider a plan of arrangement which, if approved and effected, would restructure the Company as a publicly traded United States domiciled corporation. On May 16, 2003, June 18, 2003 and again on June 26, 2003, the Company filed amendments to the registration statement in response to comments received from the Securities and Exchange Commission. On August 1, 2003, the Company announced that it has withdrawn the proposal submitted to its shareholders to restructure the Company as a publicly traded United States domiciled corporation and that the special meeting called to consider this plan of arrangement had been cancelled.

On August 7, 2003, the Company announced to its employees that the Company intends to consolidate and relocate its operations from the Nepean, Ontario location to its facility in Moorpark, California. The Company anticipates that it will incur between $0.5 million and $1.0 million to facilitate this move over the next nine months.